                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number: 1-13263

(Check One)

         [ ] Form 10-K and Form 10-KSB
         [ ] Form 20-F
         [ ] Form 11-K
         [X] Form 10-Q and Form 10-QSB
         [ ] Form N-SAR

         For the period ended:  June 30, 2002
                              -----------------------

         [ ] Transition Report on Form 10-K and Form 10-KSB
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q and Form 10-QSB
         [ ] Transition Report on Form N-SAR

         For the transition period ended:
                                         -------------------------

         Read Attached Instruction Sheet Before Preparing Form.
         Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

                          Castle Dental Centers, Inc.
                          ----------------------------
                             Full name of registrant

                                      N/A
                          ----------------------------
                            Former name if applicable

                          3701 Kirby Drive, Suite 550
                          ----------------------------
            Address of principal executive office (Street and number)

                              Houston, Texas 77098
                          ----------------------------
                            City, state and zip code

                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The registrant has not filed its Form 10-Q for the period ended June 30, 2002, because the registrant, despite its best efforts, has been unable to complete its financial statements. The registrant provides general dental and orthodontic services to patients in 85 dental centers located in Texas, Florida, Tennessee and California. Because of corporate practice of medicine laws in the states in which the registrant operates, the registrant provides such services through Management Services Agreements ("MSAs") with professional corporations that employ dentists and other dental professionals that provides treatment to patients. The Company adopted SFAS 142 effective January 1, 2002, and has reclassified approximately $54.9 million from management services agreements to goodwill. Under SFAS No. 142, substantially all of the Company's goodwill is no longer amortized, and the Company must perform an annual impairment test for goodwill and intangible assets. The Company allocates these assets to four reporting units. SFAS No. 142 requires the Company to compare the fair value of each reporting unit to its carrying amount on an annual basis to determine if there is potential impairment. The Company has engaged the services of an outside consultant in preparation of the fair market analysis of the reporting units and has not yet been able to finalize this evaluation.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Joseph P. Keane                      (713) 490-8602
          -------------------          -----------------------------------
                   (Name)              (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s).

                                                        X Yes    [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        X Yes    [ ] No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     In connection with the Company's adoption of SFAS 142, the Company will record a substantial impairment charge, estimated at $37.0 million, in the second quarter of 2002 related the write-down of its goodwill. The Company recognized net losses of $.57 and $.66 per share for the three and six month periods ending June 30, 2001, respectively. For the three and six month periods ending June 30, 2002, the Company will recognize net losses of approximately $0.22 and 6.21 per share, respectively.


                           Castle Dental Centers, Inc.
                          ----------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 15, 2002              By: /s/ Joseph P. Keane
                                       ________________________________________
                                       Joseph P. Keane, Chief Financial Officer